SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No       X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated January 16, 2008, entitled “Spreadtrum Communications Completes Acquisition of Quorum Systems.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: January 24, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated January 16, 2008, entitled “Spreadtrum Communications Completes Acquisition of Quorum Systems.”

Exhibit 99.1

Spreadtrum Communications Completes Acquisition of Quorum Systems.

Shanghai, China, January 16, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that it has completed the acquisition of Quorum Systems, Inc. (“Quorum”), a San Diego-based fabless semiconductor company that specializes in the design of highly integrated CMOS radio frequency (RF) transceivers. Spreadtrum announced on November 18, 2007, that it signed a definitive agreement to acquire Quorum for $55 million in cash and $15 million in stock, with up to an additional $6 million in cash for performance based earn-outs expected to be achieved within two years after the close of the transaction. Spreadtrum expects the combined entity to provide a more competitive and complete wireless platform, providing Spreadtrum with more design flexibility while expanding its addressable markets. Prior to the closing, Spreadtrum and Quorum were issued an export license by the Bureau of Industry and Security (BIS) and the transaction was reviewed by the Committee on Foreign Investment in the United States (CFIUS).

With the acquisition of Quorum, Spreadtrum gains a highly skilled RF engineering team of 30 engineers with an average of 10 years of industry experience. The combination of Spreadtrum’s leading single-chip baseband solutions with Quorum’s complementary, low-power high-performance RF designs is expected to strengthen Spreadtrum’s competitive position in the wireless market, including in 2G, 3G, RF, baseband, physical layer software, protocol and applications. Since its founding in 2003, Quorum has created multi-band transceiver designs ranging from GSM/GPRS/EDGE to WCDMA and 3G HSDPA application, plus a recently announced TD-SCDMA platform.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

About Quorum Systems, Inc.:

Quorum Systems is a fabless semiconductor company that develops highly integrated CMOS radio frequency (RF) transceivers. Based in San Diego, California, USA, Quorum has focused on developing key intellectual property that enables multi-band radios to be low cost, low power and high performance. For more information about the company and its products please visit www.quorumsystems.com.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the future positioning of the Company in the mobile wireless communications market and the Company’s future results of operations, financial condition, and business prospects. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce Quorum’s RF transceivers in volume; the Company’s ability to sell Quorum’s products to its existing customers; Quorum’s ability to maintain its leadership position in designing low power consumption transceivers; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

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